Offering Statement for FirstRoot, Inc. ("FirstRoot")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   FirstRoot, Inc.

   1111 West El Camino Real #133 #310

   Sunnyvale, CA 94087

Eligibility

2. The following are true for FirstRoot, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Luke Hohmann

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience (https://www.linkedin.com/in/lukehohmann/): FirstRoot, Inc., Founder, and CEO - 06/2020 – Present; Scaled Agile, Inc., SAFe® Framework Developer and Principal Consultant 05/2019 – 05/2020; Conteneo, Inc., Founder and CEO - 03/2010 – 04/2019; Scaled Agile, Inc., Strategic Consultant - Feb 2018 to Apr 2019; Applied Frameworks, Inc., Board Member - 04/2010 – 04/2019; Short Bio: Luke Hohmann, the CEO, is a serial entrepreneur

and globally recognized expert in Participatory Budgeting and Agile Software Development. His last company, Conteneo, provided Participatory Budgeting solutions to global enterprises, helping companies such as ACI Worldwide, BMW, BP, Cisco, eBay, RELX Group, PayU, Salesforce, Transamerica, and Verifone manage more than $3B in investment portfolios. Luke sold Conteneo in May 2019 to Scaled Agile, Inc.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Luke Hohmann

Securities:	7,500,000
Class:	Class B Common Stock
Voting Power:	100.0%

Luke Hohmann

Securities:	2,500,000
Class:	Series FF Preferred Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

FirstRoot, Inc. is a public benefit corporation that is building a software platform and integrated curriculum for teaching financial literacy through participatory budgeting. Participatory budgeting ("PB") is a democratic process in which students are given real money to collaboratively invest in their school. The program is managed by a teacher, with typical funding amounts of $2,000 to $50,000 provided by the principal, the PTA, a corporate sponsor, or other community-based funding sources. As the students decide how to invest the money they learn important lessons about financial literacy, design thinking, and civics. It is a lot of fun and the students make surprisingly good choices. The experience also gives students tools they can use as they work on improving their own finances, such as saving for college or understanding a budget. Simply put: FirstRoot teaches youth how to manage money by giving them money to manage. -- Motivation -- Recognizing the grave danger that financial illiteracy creates for our societies, the

President's Council on Financial Literacy has recommended that the U.S. Congress or state legislatures mandate financial education in all schools for students in grades K-12. Some U.S. states have acted on this, mandating a personal finance course for graduating seniors, which others have mandated financial literacy instruction at all grade levels (see, for example, WI State standards). -- The Opportunity -- The Champlain College Center for Financial Literacy has conducted extensive state-by-state research on secondary school (high school) financial literacy education programs, giving each state a grade from A to F. Out of 23,735 secondary schools covering 15.7 million students, only 2,000 schools/1.5 million students were given an A. This means that 21,000 schools/14.0 million require an effective solution to teaching financial literacy. -- The Problem with Existing Solutions -- The reason existing financial literacy solutions fail is that they focus on facts, such as calculating an interest rate on a loan. Not only is this boring, it doesn't work: students memorize facts to pass a test and then quickly forget them. Even worse, many educational programs provide students with simulations based on scenarios that they will never encounter in their adult life. For example, stock market simulations in which students are rewarded for risky, short term investments teach exactly the opposite of what most investment advisors recommend. Financial literacy is more than just running numbers or playing with fake money. Financial literacy is the ability to make effective decisions along with an understanding of your own personality and values. -- The Market -- FirstRoot's addressable market includes every student in every school, both in the US and abroad. Our phased rollout assumes the following pace: In 2021-2022 FirstRoot will focus on the US secondary school market: In 2022-2023 FirstRoot will expand our offerings to the US elementary school market: Additional opportunity exists across the globe: Participatory Budgeting is endorsed by the United Nations and in-person Participatory Budgeting programs have been produced in schools located in many countries. -- The FirstRoot Solution -- FirstRoot's unique solution transforms the educational experience. As students manage a real budget, they: -- Traction -- FirstRoot has completed several successful pilots in the U.S. and is presently planning additional pilots in the U.S., Mexico, India, and France. PB is growing rapidly in the U.S. and around the world. Endorsed by the United Nations, in-person PB programs have been produced in schools located in nearly every state. Unfortunately, in-person PB programs face many challenges: there is no curriculum, they are costly and tedious, and students can't easily participate. FirstRoot's solution addresses all of these issues. -- Business Model -- Our business model is designed to make it easy for teachers to start and schools to scale. (a) Market entry via a classroom: A single teacher can use our app to run a PB program limited to their classroom for $25. This PB program is limited to a small number of participants, a small number of proposals, and a small budget. (b) Schoolwide growth: Schools can have unlimited access to the FirstRoot platform and curriculum for all students for $10/student. 528 students are the average size of a secondary school, which puts our average ASP at $5,000 per school and a total available market of more than $150 million. -- Go To Market -- The best proponents of FirstRoot are the students and teachers who experience the power of PB. Accordingly, our platform integrates positive social media sharing and gamification to encourage all stakeholders to share PB within and across their personal and professional networks. -- FirstRoot Is Designed To Meet the Needs of All Stakeholders Our solution includes a complete offering for all stakeholders: -- Community -- Our solution is informed by more than a decade of experience in producing Participatory Budgeting solutions in the private and public sector and our extensive experience in creating education solutions. Our expertise in design thinking and product development coupled with our extensive experience and research has created a truly revolutionary app.

FirstRoot currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. Material factors that make an investment in FirstRoot, Inc. speculative or risky:

    1. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions our competitors take to deal with its impact, among others. In particular, the continued spread the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

    2. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

    3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.

    4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

    5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

    6. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

    7. You may only receive limited disclosure. While the company must disclose certain

information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. The Company's management will have broad discretion in how the Company use the net proceeds of an offering. The Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

9. The Company may need additional capital, which may not be available. The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital. it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

10. The Company's future financings may provide future investors senior rights. The Company may seek additional funding through the sale of preferred stock, which will have rights, preferences and privileges senior to the Company's common stock. In the event the Company issues preferred stock, it is possible that upon a sale or liquidation of the Company, the proceeds of such sale will be preferentially paid to the holders of the Company's preferred stock. Should such sale or liquidation of the Company be at a value that is less than the liquidation preference of the preferred stock, the return to the Company's common stockholders could be reduced or eliminated.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by

Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

FirstRoot, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,067,220 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   We plan to use the funds we raise to continue product development, marketing, and sales. We intend to allocate up to 5% of the funds we raise to support Participatory Budgeting in schools through the FirstRoot School Fund.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,294
Compensation for managers	$960	$96,000
Operational Expenses	$0	$63,926
Product Development	$6,000	$600,000
Marketing and Sales	$1,550	$155,000
Curriculum Development	$500	$50,000
FirstRoot School Fund	$500	$50,000
Total Use of Proceeds	**$10,000**	**$1,067,220**

10. How will the issuer complete the transaction and deliver securities to the investors?

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and FirstRoot, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $0.42 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class B Common Stock	20,000,000	7,500,000	Yes	Class B Common stock is entitled to 10 votes per share.
Class A Common Stock	5,000,000	0	Yes	Class A Common stock is entitled to 1 vote per share. Class A Common stock is the class of securities being offered in this Offering.
Series FF Preferred Stock	2,500,000	2,500,000	Yes	Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining the entitled to vote on such matter.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
EQUITY INCENTIVE PLAN	Class B Common Stock shares for options issuance.	2,000,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. If the shares reserved for the Equity Incentive Pool are exercised your ownership in the company will get diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Each share of Series FF Preferred Stock is convertible into one share of Class B Common stock at the option of the holder. Please see "AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FIRSTROOT, INC. A PUBLIC BENEFIT CORPORATION" for further disclosure.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

We determined the valuation based on comparable valuations for FinTech and EdTech SaaS companies.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Convertible Notes
Amount Outstanding:	$375,000
Interest Rate:	4.0%
Maturity Date:	May 31, 2022
Other Material Terms:	

All convertible notes have the same terms: A conversion threshold of $750,000, a Discount of 20%, no cap, Convert into Class A Common Stock.

Creditor(s):	Luke Hohmann (1)
Amount Outstanding:	$25,000
Interest Rate:	2.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Founder Note Payable made to the company.

Creditor(s):	Luke Hohmann (2)
Amount Outstanding:	$50,000
Interest Rate:	2.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Founder Note Payable made to the company.

Creditor(s):	Luke Hohmann (3)
Amount Outstanding:	$100,000

Interest Rate:	2.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

    Founder Note Payable made to the company.

Creditor(s):	Luke Hohmann (4)
Amount Outstanding:	$50,000
Interest Rate:	2.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

    Founder Note Payable made to the company.

Creditor(s):	Luke Hohmann (5)
Amount Outstanding:	$50,000
Interest Rate:	2.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

    Founder Note Payable made to the company.

25. What other exempt offerings has FirstRoot, Inc. conducted within the past three years?

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$250
Use of Proceeds:	Organizational costs.

Date of Offering:	03/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$750
Use of Proceeds:	Organizational costs.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

    Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Luke Hohmann	CEO	Notes Payable	$275,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    FirstRoot, Inc. is a new company that is not yet profitable. From our inception on January 7, 2020 to December 31, 2020, we recorded $78,584 in revenue and a net loss of $142,996. Most of our operating expenses of $218,249, consisted of legal fees of $124,223. Net cash from financing activity for the period January 7, 2020 (inception) to December 31, 2020 amounted to $476,000. Proceeds came from the sale of convertible notes payable ($300,000) the sale of a note to the Company's founder ($175,000) and the sale of common and preferred stock ($1,000). Our largest use of cash was investing activities of $258,755 for internally developed software costs. Net cash used in operating activities amounted to $69,822. With this raise, we plan to allocate cash to product development, sales and marketing, curriculum development, and the First Root School Fund. On December 31, 2020 we had $147,423 cash in our bank account. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. In the year 2021, we have been successful in raising additional capital in the amount of $75,000 via convertible promissory notes. On March 10, 2021, and again on April 6, 2021, the Company executed an additional note payable agreement with the CEO/Founder, each in the amount of $50,000. The notes bear interest at a fixed rate of 2% per annum and are callable by the CEO/Founder at any time. Given our current progress, we believe that a $0.42 share is appropriate for this Offering of Class A Common stock.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?

2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

FirstRoot, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FirstRoot Video for Crowdfunding Investors – Transcript, April 29, 2021; Hi, I'm Luke Hohmann, founder of FirstRoot. Before I talk about our business, I want to talk about the market opportunity. Governments around the world have started to recognize the urgent need for financial literacy education that promotes the health and well-being of their citizens. As a result, financial education is now mandated by a growing number of states and provinces. The problem is that existing financial solutions simply aren't working because they focus only on facts. We have a better solution. One that teaches financial literacy as a life skill instead of just memorizing facts. Instead of talking about managing money, we give students real money to invest in their schools and support them as they choose how to invest it. This "learning by doing" approach is based on participatory budgeting, a democratic process endorsed by the United Nations. Participatory Budgeting, or PB for short, has been used to determine funding priorities and make investments in schools and governments around the world. The FirstRoot software platform disrupts traditional teaching methods by putting student creativity and collaboration at the center of the learning experience. At my last company, I invented Weave, the platform businesses use for participatory budgeting. Our clients invested more than $3 billion using these techniques. Now, at FirstRoot, I'm using these same techniques to build the world's first solution for Participatory Budgeting in schools. Currently, in nationwide trials, FirstRoot's app is enabling students to invest real money in their schools. Our app is teaching students how to create, refine, vote, and fund proposals. Students learn how to make powerful financial decisions using the exact same techniques that business leaders and government officials are using to determine their own investments. By becoming one of our first investors, you have a real chance to improve students' lives — and help schools that need your help. That's because our go to market strategy does not involve spending a lot of money on advertising. Instead, we've established the FirstRoot School Fund which makes targeted investments in schools to support them as they start their own participatory budgeting programs. This gives us the opportunity to promote FirstRoot and preserve capital for where it is needed most — helping students succeed. Thank you for your attention, and I welcome any questions you have about our plans.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://www.firstroot.co

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.